UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-50565
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

S&P Managed Futures Index Fund, LP
Full Name of Registrant

Former Name if Applicable

c/o RefcoFund Holdings, LLC, 200 Liberty Street, Tower A
Address of Principal Executive Office (Street and Number)

New York, New York, 10281
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 17, 2005 (the "Petition Date"), Refco, Inc. ("Refco"), the ultimate parent of RefcoFund Holdings, LLC, the general partner of S&P Managed Futures Index Fund, LP (the "Fund"), filed for protection under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code").  Refco Capital Markets, Ltd. ("RCM"), an affiliate of Refco and a Bermuda company, filed a petition under chapter 11 of the Bankruptcy Code and was placed into joint voluntary liquidation in Bermuda on the Petition Date.  Before the bankruptcy filing, RCM, at the direction of PlusFunds Group, Inc. (“PlusFunds”), the investment manager of the SPhinX Managed Futures Fund SPC, a Cayman Islands segregated portfolio company (the “SPhinX Fund”), the entity in which substantially all of the assets of the Fund are invested, transferred approximately $312 million (the “Transfer”) out of RCM that RCM held on behalf of the SPhinX Fund.  The Official Committee of Unsecured Creditors of Refco, Inc. filed an action to avoid and recover the Transfer as an alleged preference (the “Preference Action”).  The Bankruptcy Court also issued a temporary restraining order (the “TRO”) freezing the proceeds of the Transfer at the SPhinX Fund.  On March 6, 2006, PlusFunds filed for bankruptcy.  As a result of the Preference Action, most of the Fund’s assets are currently frozen and the Fund is unable to access such funds.  The Fund cannot presently access assets held by the SPhinX Fund.  PlusFunds is currently unable to calculate the current net asset value of interests in the SPhinX Fund and, consequently, the Fund is unable to calculate the net asset value of its interest in the SPhinX Fund.  At this time, the Fund’s independent registered public accounting firm is unable to complete its audit of the Fund’s financial statements to be included in the Fund’s annual report on Form 10-K for the year ended December 31, 2005.  Due to this delay, the Fund’s Form 10-K for the year ended December 31, 2005, could not be completed on or before the March 31, 2006 deadline without unreasonable effort or expense.  The Fund is working diligently to be in a position to be able to file its Form 10-K for the year ended December 31, 2005 as soon as possible, but it is unlikely that audited financial statements will be available within the 15 days required by this extension.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard C. Butt	212	693-7046
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

S&P Managed Futures Index Fund, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2005	By:	RefcoFund Holdings, LLC,
its general partner

		By:	/s/ Richard C. Butts
Richard C. Butt President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).